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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the quarter ended February 4, 2003.

           TEXON INTERNATIONAL LTD (FORMERLY TEXON INTERNATIONAL plc)
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           SEC File Number 333-49619

                                 100 Ross Walk
                           Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

       (indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]     Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)

                               Yes [ ]     No [X]


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           TEXON INTERNATIONAL LTD (FORMERLY TEXON INTERNATIONAL plc)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Texon International Limited
                                        (Registrant)


Date February 4, 2003                   By /s/ Peter Selkirk
                                           -------------------------------
                                           Peter Selkirk
                                           Chief Executive Officer














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                                     EXHIBIT

Item

99.1 Press Release dated January 31, 2003: Texon International Limited Initiates Accounting Review